Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL COMMENTS ON ULTRAM® ER COURT RULING

TORONTO, Canada, August 17, 2009 – Biovail Corporation (NYSE, TSX: BVF) announced today that on August 14, 2009, in the United States District Court for the District of Delaware, Judge Kent A. Jordan issued an opinion in favour of Par Pharmaceuticals, Inc. (Par) in the patent-infringement litigation relating to Ultram® ER (tramadol hydrochloride extended-release tablets). Although Biovail is not a party to the action, the decision could have an effect on Biovail’s revenues relating to Ultram® ER.

The Court’s ruling, in conjunction with Par’s recent receipt of tentative approval from the U.S. Food and Drug Administration (FDA) for its 100mg and 200mg strength tablets, could allow Par to launch their generic formulation of those tablet strengths at any time. Biovail will be consulting with its partner, Pricara (a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.) to determine next steps. The decision as to whether or not to appeal the decision lies with Purdue Pharma LP, the patent holder.

Biovail recorded Ultram® ER revenues of $81.9 million in 2008, and $37.2 million in the first half of 2009.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.